Exhibit 99.3

OSTIN TECHNOLOGY GROUP CO., LTD.
BUILDING 2, 101/201
1 KECHUANG ROAD
QIXIA DISTRICT, NANJING
JIANGSU PROVINCE, CHINA 210046

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V22686-P98546

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OSTIN TECHNOLOGY GROUP CO., LTD.

The Board of Directors recommends you vote FOR the following proposal:

1. Re-election of Directors

Nominees:

		For	Against	Abstain
1a.	Tao Ling	☐	☐	☐
1b.	Xiaohong Yin	☐	☐	☐
1c.	Heung Ming Wong	☐	☐	☐
1d.	John Carl Mein	☐	☐	☐
1e.	Qiang He	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

		For	Against	Abstain
2.	To approve, ratify, and confirm the re-appointment of TPS Thayer, LLC as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2023.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement is available at www.proxyvote.com. V22687-P98546 OSTIN TECHNOLOGY GROUP CO., LTD. Annual Meeting of Shareholders September 28, 2023, at 8:00 P.M., Beijing Time This proxy is solicited on behalf of the Board of Directors The shareholder(s) hereby appoint(s) Tao Ling, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all ordinary shares of OSTIN TECHNOLOGY GROUP CO., LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 8:00 P.M., Beijing Time on September 28, 2023, at Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, China 210046, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side